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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                LENDINGTREE, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    52602Q105
                                 (CUSIP Number)

                             PETER T. SADOWSKI, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                        FIDELITY NATIONAL FINANCIAL, INC.
                       17911 VON KARMAN AVENUE, SUITE 300
                            IRVINE, CALIFORNIA 92614
                                 (949) 622-5000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   COPIES TO:
                             C. CRAIG CARLSON, ESQ.
                         STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE, 1600
                             NEWPORT BEACH, CA 92660
                            TELEPHONE: (949) 725-4000

                                DECEMBER 21, 2001

             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or
Section 240.13d-1(g), check the following box [ ].
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                                  SCHEDULE 13D

CUSIP NO. 52602Q105                                            PAGE 2 OF 7 PAGES

1           NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Fidelity National Financial, Inc. 86-0498599

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [ ]
            (b) [ ]

3           SEC USE ONLY

4           SOURCE OF FUNDS (See Instructions)

                     AF, WC

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                                      7        SOLE VOTING POWER
             NUMBER OF
               SHARES                          -0-
            BENEFICIALLY              8        SHARED VOTING POWER
              OWNED BY
                EACH                           1,582,567
             REPORTING                9        SOLE DISPOSITIVE POWER
               PERSON
                WITH                           -0-
                                      10       SHARED DISPOSITIVE POWER

                                               1,582,567

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,582,567

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                                [ ]

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%

14          TYPE OF REPORTING PERSON (See Instructions)

            CO

                                       2
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1           NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Chicago Title Insurance Company 36-2468956

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [ ]
            (b) [ ]

3           SEC USE ONLY

4           SOURCE OF FUNDS (See Instructions)

                     WC

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Missouri

                                      7        SOLE VOTING POWER
             NUMBER OF
               SHARES                          1,582,567
            BENEFICIALLY              8        SHARED VOTING POWER
              OWNED BY
                EACH                           -0-
             REPORTING                9        SOLE DISPOSITIVE POWER
               PERSON
                WITH                           1,582,567
                                      10       SHARED DISPOSITIVE POWER

                                               -0-

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,582,567

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                                [ ]

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%

14          TYPE OF REPORTING PERSON (See Instructions)

            CO

                                       3
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ITEM 1. SECURITY AND ISSUER.

         The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of LendingTree, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 11115 Rushmore Drive, Charlotte, North Carolina, 28277.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by Fidelity National Financial, Inc., a Delaware corporation, and Chicago Title Insurance Company, a Missouri corporation. Fidelity and Chicago Title are collectively referred to herein as the "Reporting Persons." The principal executive offices of: (i) Fidelity are located at 17911 Von Karman Avenue, Suite 300, Irvine, California 92614, and
(ii) Chicago Title are located at 4050 Calle Real, Santa Barbara, California 93110.

         Chicago Title is a wholly-owned subsidiary of Fidelity.

         Fidelity is a holding company whose subsidiaries are engaged in the business of issuing title insurance policies and performing other title- and real estate-related services. Chicago Title is engaged in the business of issuing title insurance policies and performing other title and real estate-related services.

         Information regarding the directors and executive officers of Fidelity and Chicago Title are set forth on Schedule I attached hereto and incorporated by reference.

         During the last five years, neither Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administration body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Lending Tree Common Stock was purchased with working capital of Chicago Title.

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the Common Stock for investment purposes. Subject to market conditions, Reporting Persons or their affiliates may acquire or dispose of the Common Stock from time to time in future open-market, privately negotiated or other transactions, may enter into agreements with third parties relating to acquisitions of securities issued or to be issued by the Company or may effect other similar agreements or transactions.

         Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

                                       4
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the close of business day on December 21, 2001, Reporting Persons may be deemed to own, in the aggregate, 1,582,567 shares of LendingTree Common Stock. These shares constitute approximately 8.3% of LendingTree's outstanding shares of Common Stock (based upon 19,067,281, excluding 811,682 shares of treasury stock, stated by LendingTree to be outstanding as of October 31, 2001 on its report on Form 10-Q for the quarter ended September 30, 2001 filed with the Securities and Exchange Commission on November 14, 2001).

(b) Chicago Title has sole voting power and sole dispositive power with regard to 1,582,567 Shares. Fidelity has shared voting power and shared dispositive power with regard to 1,582,567 Shares. Fidelity, by virtue of its relationship to Chicago Title (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the securities that Chicago Title directly beneficially owns. Fidelity disclaims beneficial ownership of such securities for all other purposes.

(c) On December 21, 2001, Chicago Title purchased in a privately negotiated transaction 1,582,567 shares of LendingTree Common Stock, representing approximately 8.3% of LendingTree's outstanding shares of Common Stock, for $8,071,091.70, or $5.10 per share. Except for the transactions set forth above, neither of the Reporting Persons has effected any transaction in LendingTree Common Stock during the past sixty (60) days.

         Except as described above, neither Fidelity, Chicago Title, nor, to the best knowledge of Fidelity and Chicago Title, any of the persons referred to in
Schedule I attached hereto, beneficially own any shares of LendingTree, Inc. Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None

                                       5
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 4, 2002  FIDELITY NATIONAL FINANCIAL, INC.


                                    By:      /S/ MARLAN WALKER
                                             -----------------------------------
                                                 Marlan Walker
                                                 Executive Vice President

Date:    January 4, 2002  CHICAGO TITLE INSURANCE COMPANY


                                    By:      /S/ MARLAN WALKER
                                             -----------------------------------
                                                 Marlan Walker
                                                 Executive Vice President

                                       6
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                                   SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

         The names, present principal occupations and business addresses of the directors and executive officers of the Reporting Person are set forth below. If no address is given, the director's or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Each of the named individuals is a citizen of the United States.

Directors and Officers of Fidelity:


William P. Foley, II          Chairman of the Board and Chief Executive Officer
Frank P. Willey               Vice Chairman of the Board
John J. Burns, Jr.            Director
John F. Farrell, Jr.          Director
Philip G. Heasley Director
William A. Imparato           Director
Donald M. Koll                Director
Daniel D. (Ron) Lane          Director
General William Lyon          Director
J. Thomas Talbot              Director
Cary H. Thompson              Director
Richard P. Toft               Director
Patrick F. Stone              President and Chief Operating Officer
Alan L. Stinson               Executive Vice President, Chief Financial Officer
Peter T. Sadowski             Executive Vice President, General Counsel
Marlan Walker                 Executive Vice President



Directors and Officers of Chicago Title:

Patrick F. Stone              Chairman of the Board
Christopher Abbinante         Director
Ronald R. Maudsley            Director
Erika Meinhardt               Director
Raymond R. Quirk              Director
Burton J. Rain                Director
Ernest D. Smith               Director
Alan L. Stinson               Director
Frank P. Willey               Director

Patrick F. Stone              President and Chief Executive Officer
Alan L. Stinson               Executive Vice President, Chief Financial Officer
Peter T. Sadowski             Executive Vice President, General Counsel
Marlan Walker                 Executive Vice President